Exhibit 10.10

November 6, 2020

Dr. Philip Perera

Dear Phil,

Congratulations! Longboard Pharmaceuticals, Inc. (“Longboard” or “Company”) is very pleased to offer you the full-time position of Chief Medical Officer reporting to me. Your position will be a remote-based position, which will require occasional travel.

Compensation

Your annualized base salary will be $345,000 payable at the bi-weekly rate of $13,269.23 in accordance with Longboard’s standard payroll policies and procedures. This is an exempt position, which means you are paid on a salary basis for the job you perform, not by the hour, and that you are not eligible for overtime.

You will be eligible to participate in Longboard’s annual incentive plan beginning in 2021; your eligibility will begin in January 2021 and your annual target incentive potential will be 35% (thirty-five percent) of your annualized base salary, prorated for the period of the calendar year in which you are eligible. Such annual incentive is contingent upon the successful achievement of corporate objectives, approval by the Board of Directors, and individual objectives and performance expectations established by the Company. There is no guarantee of an annual incentive payment, and all incentive payments require that participants are actively employed with Longboard and in good standing on the date the annual incentive is paid.

Your base salary and any annual incentive payment are subject to customary federal, state and local taxes and withholdings.

In connection with your acceptance of this offer of employment, we will recommend to the Compensation Committee of the Board of Directors, or other authorized committee, that you be granted a stock option of 151,500 shares of the Company common stock (the “Stock Option Award”). The Stock Option Award is subject to approval by the Board of Directors, or other authorized committee, and the terms of the Company’s Equity Incentive Plan(s) under which the Stock Option Award is granted. The Stock Option Award will vest over four years; 25% of the shares shall be fully vested on the first-year anniversary of the date of the grant, and the remaining shares shall vest in thirty-six (36) equal monthly increments thereafter, and all vesting is subject to your Continuous Service to the company (as defined in the equity plan under which the award(s) are granted) The Stock Option Award shall be governed in all respects by the terms of the equity plan under which it is granted, the related governing documents, and applicable equity award agreements between you and the Company.

Sign on Bonus

In addition, upon your acceptance and beginning of full-time employment, you will be eligible for a one-time bonus of $11,205 gross, subject to bonus tax rates (the “Sign-on Bonus”). The Sign-on Bonus will be paid within 30 calendar days of your date of hire or full-time employment, whichever is the later, and will be fully repayable by you if your employment with the Company terminates, for any reason other than involuntary reduction in force, prior to the December 31, 2020.

Employee Benefits

Longboard has a policy of flexible time off for its exempt employees. This means you will not accrue a specific number of vacations days, instead you will have the flexibility to schedule time off that is flexible with your needs, while also ensuring the business needs are met. All time off requires advance approval from your manager. You will also be provided with 48 hours of paid sick leave per calendar year, or, if your location mandates additional paid sick leave, the amount required by your location, which is subject to change. Longboard also provides certain days off as designated Company Holidays each year. The Company designed holidays are established each year and published for the following year in the fourth quarter of each year. For 2020, the Company will be closed from Thursday, December 24th through Friday, January 1, 2021, returning on Monday, January 4, 2021.

Longboard reserves the right to change the terms or cancel its compensation and benefits programs at any time.

Candidate Initials

Offer Letter – Phillip Perera

Employment Relationship

Your employment will be “at-will.” This means that you or Longboard may terminate the employment relationship at any time, for any reason or no reason, with or without cause and with or without prior notice. This “at will” status may not be changed except by written agreement signed by both you and the Chief Executive Officer.

Employment Contingency

This offer of employment and/or your employment by Longboard is contingent upon:

•	Successful completion of background and reference checks prior to your date of hire

•	Proof provided to Longboard of your identity and your legal right to work in the US (work authorization) within three days of your date of hire, in conformance with I-9 requirements

•	Execution of the attached Confidential Information Reminder Memo on or before your date of hire

•	Execution of Longboard’s Employee Proprietary Information and Inventions Agreement upon date of hire

•	Certification of receipt and understanding of Longboard’s Code of Business Conduct and Ethics, and Insider Trading Policy on or before your date of hire

By signing this offer letter, you represent that you have reviewed and understand the description of your duties in the role you have been offered, and that your employment with Longboard will not conflict with or violate any agreement or understanding with your former employer or other person or entity.

Longboard’s Policies and Procedures

You will be required to abide by and agree to all Longboard policies and procedures, including but not limited to those set forth in the Longboard employee handbook, when it is published (expected January 2021), and other Company policies. On or before your date of hire you will be provided the employee handbook and other Company policies and procedures for review and acknowledgement/acceptance.

This letter and the documents to which it refers set forth the complete offer we are extending to you and supersedes and replaces any prior inconsistent statements or discussions. It may be changed only by a subsequent written agreement signed by the head of Human Resources or the Chief Executive Officer.

Phil, we are enthusiastic about the prospects of your joining the Longboard team and look forward to a mutually rewarding professional relationship. This offer shall remain effective until 5:00pm PT on Friday, November 6, 2020 and be retro-active to Tuesday, October 27, 2020 should you accept. If the terms of this offer are acceptable to you, please sign in the space provided below indicating your agreement to the provisions of this offer of employment.

Sincerely,

/s/ Kevin Lind
Kevin Lind
President and CEO

Acceptance:

I have read the terms of this offer of employment from Longboard Pharmaceuticals, Inc. and I accept and agree to them.

/s/ Philip Perera	11/9/20
Dr. Philip Perera	Date

ENCL:

Employee Proprietary Information and Inventions Agreement

Code of Business Conduct and Ethics

Insider Trading Policy

Confidential Information Reminder Memo